





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silicon Valley Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5871 E. Sanna Street
(No. and Street)

Paradise Valley	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer (404) 371-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Blake Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silicon Vallev Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

KATHELINNE ZELEDON, NOTARY PUBLIC COMM. NO. 554737 COMM. EXP. 10-15-2022 MARICOPA CO., AZ

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silicon Valley Partners LLC
5871 E. Sanna Street
Paradise Valley, AZ 85253
Tel (415) 494-3400
Fax (415) 494-3401
www.svpartners.com



SILICON VALLEY
PARTNERS

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements for the Year Ended December 31, 2018
and
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Silicon Valley Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Valley Partners, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Silicon Valley Partners, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silicon Valley Partners, LLC's management. Our responsibility is to express an opinion on Silicon Valley Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silicon Valley Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SILICON VALLEY PARTNERS LLC (A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018

ASSETS

Current Assets

Cash and cash equivalents	$16,134
Accounts receivable	46,602
Prepaid expenses	4,338
Total current assets	$67,074
Fixed assets, net of accumulated depreciation of $14,090	$657
Total Assets	$67,731

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$315
Accrued expenses	4,230
Total current liabilities	$4,545
Total liabilities	$4,545
Member's Equity	$63,186
Total Liabilities and Member's Equity	$67,731

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

As of December 31, 2018

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole Member).

The Company is licensed to provide (a) advisory services for mergers and acquisitions and capital raising transactions; and (b) finance and accounting consulting services for early-stage private companies.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Basis of Presentation

The Company financial statements are presented on an accrual basis of accounting which is in accordance with Generally Accepted Accounting Principles in the US and required by FINRA and the SEC.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASC 606 include investment banking M&A advisory fees,

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable represent receivables from customers from investment banking or consulting services. Management has determined that no valuation allowance is needed.

Fixed Assets and Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Depreciation expense for 2018 is $609. Property is recorded at cost.

2. Concentrations

Concentration of Revenue and Accounts Receivable

The Company's top five customers accounted for 95% of revenue for the year ended December 31, 2018 as detailed in the table below:

	FYE 2018
Customer #1	33%
Customer #2	24%
Customer #3	16%
Customer #4	12%
Customer #5	10%

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. Commitments

The Company no longer maintains physical office space and has a virtual office. The Company does not have any long-term financial commitments.

4. Cash and Cash Equivalents

The Company consider investments with maturity dates of 90 days or less to be cash equivalents.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $11,589, which was $6,589 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 39%.

6. Revenue with Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to clients for which the Company charges the customers fees. The Company provides advisory services/ corporate finance activity including mergers and acquisitions, reorganizations, tender offers, and leveraged buyouts fundraising activity.

The client agreements generally contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based one the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees, in certain circumstances, may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2018.

7. Subsequent Events

On January 10, 2019, the parent of the Company, JBW Ventures LLC, formed a new wholly-owned subsidiary named SVP Consulting, LLC ("SVPC") to operate the finance and accounting consulting business historically operated by the Company. Concurrent with the formation of SVPC, the Company assigned its finance and accounting client engagement letters to SVPC. The assets and liabilities of the Company, such as accounts

receivable and accounts payable were retained by the Company and are expected to be collected and paid, respectively, in due course.

The Company evaluated subsequent events through February 15, 2019, the date its financial statements were issued. Other than the creation of SVP Consulting, LLC and the related assignment of finance and accounting client engagement letters from the Company to SVP Consulting, LLC, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.